UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
DELEK US HOLDINGS, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
(TITLE OF CLASS OF SECURITIES)
246647 10 1
(CUSIP NUMBER OF CLASS OF SECURITIES)

KENT B. THOMAS
GENERAL COUNSEL
DELEK US HOLDINGS, INC.
7102 COMMERCE WAY
BRENTWOOD, TENNESSEE 37027
(615) 771-6701
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
MERRILL M. KRAINES, ESQ.
MANUEL G.R. RIVERA, ESQ.
FULBRIGHT & JAWORSKI L.L.P.
666 FIFTH AVENUE
NEW YORK, NEW YORK 10103
TELEPHONE (212) 318-3000
FAX (212) 318-3400

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
Not applicable	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The Notice of Annual Meeting of Stockholders (the “Notice”) and Definitive Proxy Statement (the “Proxy Statement”) for the Annual Meeting of Stockholders of Delek US Holdings, Inc. (the “Company”) to be held on May 5, 2009 are incorporated herein by reference. At the Annual Meeting, the Company will ask its stockholders to approve a one-time option exchange program (the “Option Exchange Program”). Under applicable rules of the New York Stock Exchange, implementation of the Option Exchange Program would constitute a material modification of the Company’s 2006 Long-Term Incentive Plan (the “Plan”) because the Plan does not expressly contemplate the exchange. The Proxy Statement includes a description of the Option Exchange Program, which will only be commenced, if at all, following approval of the Option Exchange Program by the Company’s stockholders. The Notice and the Proxy Statement do not constitute an offer to holders of our outstanding stock options to exchange those options.
The tender offer described in the Proxy Statement has not yet commenced. At the time the Option Exchange Program has commenced, the Company will provide option holders who are eligible to participate in the exchange with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the United States Securities and Exchange Commission (the “SEC”) as part of a tender offer statement upon the commencement of the Option Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, the Company’s stockholders and option holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to our Secretary at Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, Tennessee 37027.
ITEMS 1-11, 13.
Not applicable.
ITEM 12. EXHIBITS.

EXHIBIT
NUMBER	DESCRIPTION

99.1	Notice of Annual Meeting of Stockholders and Definitive Proxy Statement for 2009 Annual Meeting of Stockholders (filed with the United States Securities and Exchange Commission on April 3, 2009 and incorporated herein by reference).